SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)1


                                  HAGGAR CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    405173105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_| Rule 13d-1(d)


--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 7 pages

-----------------------------                            -----------------------
CUSIP No. 405173105                        13G            Page 2 of 7 Pages
-----------------------------                            -----------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Gerald Van Tsai
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)     |_|
                                                                     (b)     |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                   5        SOLE VOTING POWER

                            167,698
   NUMBER OF       -------------------------------------------------------------
    SHARES         6        SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                 None
    EACH           -------------------------------------------------------------
  REPORTING        7        SOLE DISPOSITIVE POWER
   PERSON
    WITH                    167,698
                   -------------------------------------------------------------
                   8        SHARED DISPOSITIVE POWER

                            304,651
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          472,349

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          |_|

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.4%

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

-----------------------------                            -----------------------
CUSIP No. 405173105                        13G            Page 3 of 7 Pages
-----------------------------                            -----------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Paula Tsai
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)     |_|
                                                                     (b)     |_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                   5        SOLE VOTING POWER

                            162,551
   NUMBER OF       -------------------------------------------------------------
    SHARES         6        SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                 70,125
    EACH           -------------------------------------------------------------
  REPORTING        7        SOLE DISPOSITIVE POWER
   PERSON
    WITH                    None
                   -------------------------------------------------------------
                   8        SHARED DISPOSITIVE POWER

                            232,676
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          232,676

--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          |_|

--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.6%

--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

Item 1(a).   Name of Issuer:

             HAGGAR CORP.
             -------------------------------------------------------------------

Item 1(b.)   Address of Issuer's Principal Executive Offices:

             6113 Lemmon Avenue, Dallas, TX 75209
             -------------------------------------------------------------------

Item 2(a).   Name of Persons Filing:

             Gerald Van Tsai and Paula Tsai (each a "Reporting Person")
             -------------------------------------------------------------------

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             P.O. Box 900, Hanover, NH 03755
             -------------------------------------------------------------------

Item 2(c).   Citizenship:

             U.S.A.
             -------------------------------------------------------------------

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $.10 per share
             -------------------------------------------------------------------

Item 2(e).   CUSIP Number:

             405173105
             -------------------------------------------------------------------


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)  |_|   Broker or dealer registered under Section 15 of the Exchange
                   Act;

        (b)  |_|   Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c)  |_|   Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act;

        (d)  |_|   Investment company registered under Section 8 of the
                   Investment Company Act;

        (e)  |_|   An investment adviser in accordance with Rule
                   13d-1(b)(ii)(E);

        (f)  |_|   An employee benefit plan or endowment fund in accordance with
                   Rule 13d-1(b)(1)(ii)(F);

        (g)  |_|   A parent holding company or control person in accordance
                   with Rule 13d- 1(b)(ii)(G);

        (h)  |_|   A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act;

        (i)  |_|   A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment
                   Company Act;

        (j)  |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

        If this statement is filed pursuant to Rule 13d-1(c), check this box
        |X|

Item 4.      Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

            (a) Amount beneficially owned:

                Gerald Van Tsai owns of record 167,698 shares of the Issuer's common stock ("Shares"). Paula Tsai, Gerald Van Tsai's spouse, owns 162,551 Shares.


                                Page 4 of 7 pages

                Trusts established for the Reporting Persons' sons hold, respectively, 17,100 and 21,025 Shares. Two trusts established for the Reporting Persons' daughter hold an aggregate of 32,000 Shares. Paula Tsai is co-trustee for each of these trusts (collectively, the "Trusts").

                The Reporting Persons' older son owns of record 33,400 Shares, their younger son owns of record 3,375 Shares and their daughter owns of record 3,800 Shares. The Shares held by their younger son and their daughter, an aggregate of 7,175 Shares, are held in custodial accounts, of which neither Reporting Person is the custodian.

                Gerald Van Tsai's mother owns of record 17,000 Shares and jointly owns with her husband 14,400 Shares.

                Gerald Van Tsai has been granted dispositive, but not, voting authority, over all the Shares owned of record by Paula Tsai, the Reporting Persons' children, the Trusts, his mother, and his mother and her husband.

                Paula Tsai hereby disclaims beneficial ownership of all the Shares owned of record by Gerald Van Tsai.

            (b) Percent of Class:

                Gerald Van Tsai may be deemed to have beneficial ownership of 472,349 Shares or 7.4% of the Shares. Paula Tsai may be deemed to have beneficial ownership of 232,676 Shares or 4.3% of the Shares. The percentage of beneficial ownership reflected in this statement is based upon 6,418,404 Shares outstanding at December 19, 2002, which number is set forth in the Issuer's report on Form 10-KSB/A for the period ended September 30, 2002.

            (c) Number of shares as to which person has:

                (i)   Sole power to vote or direct the vote --
                          Gerald Van Tsai - -167,698
                          Paula Tsai - - 162,551
                (ii)  Shared power to vote or direct the vote --
                          Gerald Van Tsai - - None
                          Paula Tsai - - 70,125 (includes the Shares owned of
                             record by each of the Trusts)
                (iii) Sole power to dispose or direct the disposition of --
                          Gerald Van Tsai - -167,698
                          Paula Tsai - - None
                (iv)  Shared power to dispose or direct the disposition of --
                          Gerald Van Tsai - -304,651 (includes all the Shares
                             described in Item 4(a), except for those owned of record by Gerald Van Tsai).
                          Paula Tsai - - 232,676 (includes the Shares owned of
                             record by Paula Tsai and each of the Trusts)


Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

             One of the Reporting Persons, Paula Tsai, ceased to be the beneficial owner of more than five percent of the Shares. Currently, Paula Tsai may be deemed to have beneficial ownership of 273,251 Shares or 4.3% of the Shares.


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock, is held by immediate family members of the reporting person, none of whom has such right or power with respect to five percent or more of the Issuer's common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             None.


                                Page 5 of 7 pages

Item 8.      Identification and Classification of Members of the Group.

             None.


Item 9.      Notice of Dissolution of Group.

             None.

Item 10.     Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




























                                 Page 6 of 7 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 31, 2003



                                            /s/ Gerald Van Tsai
                                            -----------------------------------
                                            Gerald Van Tsai




                                            /s/ Paula Tsai
                                            -----------------------------------
                                            Paula Tsai

















                                Page 7 of 7 pages